Exhibit 21.1

OPGEN, INC.

The following is a list of subsidiaries of OpGen, Inc. as of December 31, 2023:

Name	Jurisdiction of Incorporation
Curetis GmbH (in insolvency)	Germany
Ares Genetics GmbH (in insolvency)	Austria